U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


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         For Period Ended:  3/31/00
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:_______________________________________

________________________________________________________________________________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                      -----------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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PART I - REGISTRANT INFORMATION

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         Full Name of Registrant

         Tridex Corporation

         Address of Principal Executive Office (Street and Number)

         61 Wilton Road

         Westport, CT 06880

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the first calendar quarter of the current year, the period for which the Registrant's Quarterly Report on Form 10-Q relates, several principal officers of the Registrant resigned from their employment with Registrant. These officers included the Registrant's Chief Financial Officer, who, in the past, generated the Registrant's accounting and financial reports and oversaw the public reporting process, and the Registrant's Secretary, who maintained the Registrant's internal records and files relating to matters which are the subject of the Quarterly Report on Form 10-Q. To date, the Registrant has not been able to recruit replacements for the departed officers. These factors have hampered Registrant's ability to finalize its interim financial statements and Form 10-Q.

For the reasons set forth above, the Registrant's inability to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2000 cannot be eliminated without unreasonable effort or expense. The Registrant intends to file its Quarterly Report no later than the fifth day after the due date of the Quarterly Report.


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PART IV - OTHER INFORMATION

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          (1) Name and telephone number of persons to contact in regard to this notification:

         Seth M. Lukash, Chairman, CEO and CFO, (203) 226-1144

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [  ] No

          If  so:  attach  an  explanation  of  the  anticipated  change,   both
narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




The Registrant anticipates reporting a $3.6 million pre-tax loss from operations for the quarter ended March 31, 2000 as compared to a $1.8 million pre-tax loss from operations for the prior year period. However, as a result of gain on the sale of discontinued operations, the Registrant will report net income of approximately $1,300,000 for the quarter as compared to a net loss of $726,000 for the prior year period.




          The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    TRIDEX CORPORATION



Date:  May 15, 2000                                 By:   /s/ Seth M. Lukash
                                                         -----------------------
                                                          Seth M. Lukash
                                                          Chairman, CEO and CFO